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                                                                    EXHIBIT 99.5




                              HIGH-YIELD SYNTHETIC
                                 LEASE PORTFOLIO
                             NATURAL GAS COMPRESSORS

                                APPRAISAL REPORT


                              AS OF FEBRUARY 9,2001







                                  PREPARED FOR

                            DEUTSCHE BANC ALEX. BROWN
                               NEW YORK, NEW YORK

                          FIRST UNION SECURITIES, INC.
                                 HOUSTON, TEXAS

                           UNIVERSAL COMPRESSION, INC.
                                 HOUSTON, TEXAS

                      BRL UNIVERSAL EQUIPMENT 2001 A, L.P.
                                  DALLAS, TEXAS







                                         [American Appraisal Associates(R) LOGO]


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                  [American Appraisal Associates(R) LETTERHEAD]

                                                                February 9, 2001


Deutsche Banc Alex. Brown               Universal Compression, Inc.
New York, New York                      Houston, Texas

First Union Securities, Inc.            BRL Universal Equipment 2001 A, L.P.
Houston, Texas                          Dallas, Texas


In accordance with your authorization, we have made an investigation and appraisal as of February 9, 2001, of the natural gas compressors of the High-Yield Synthetic Lease ("HYSL") Portfolio (the "Equipment"), which upon execution of a lease and the consummation of related transactions will be owned by BRL Universal Equipment 2001 A, L.P. ("BRL"), and leased to Universal Compression, Inc. ("Universal"), located in various states, and we submit our findings in this report.

American Appraisal Associates, Inc., has acted as an independent third party and, as such, shall not be considered an advocate for any of the participants in this financing package should any dispute arise between the participants concerning this transaction. You confirm that you know of no conflicts of interest that would arise between the participants in this transaction with respect to our acceptance of any of the named parties as co-clients for this financing package.

This report is intended to comply with the purpose and reporting requirements set forth by the Uniform Standards of Professional Appraisal Practice ("USPAP") for a summary appraisal report. As such, it presents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the opinion of value of American Appraisal Associates, Inc. Supporting documentation concerning these matters has been retained in our work papers. The depth of discussion contained in this report is specific to your needs as the client and for the intended use stated. American Appraisal Associates, Inc., is not responsible for the unauthorized use of this report.



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It is our understanding that you are contemplating a synthetic lease for a period of seven years (the "Lease Term") which is expected to commence on February 9, 2001 (the "Lease Commencement Date"), and terminate on February 15, 2008 (the "Lease Termination Date").

The Equipment was not inspected by American Appraisal Associates, Inc., for this appraisal; however, certain units were inspected during the past calendar year which, at the time of inspection, were owned by Universal. In the course of our valuation analysis of this Equipment, we used information supplied to us in electronic format by Universal. We have assumed the information supplied to be a complete and accurate representation of the assets to be included in this appraisal. The information received and relied upon is summarized in Exhibit B of this report.

Our report consists of

         This letter, setting forth the purpose of the appraisal, a description of the property appraised and the industry in which it is operated, an outline of the valuation procedures employed, the conclusions of value, the assumptions and limiting conditions affecting the values concluded, and a statement of general service conditions

         Exhibits, comprising

            Exhibit A - Signed Engagement Letter

                    B - Information Received and Relied Upon

                    C - Equipment Schedule

                    D - Certificates of Appraisers

                    E - Qualifications of Appraisers

                    F - Qualifications of American Appraisal Associates, Inc.

PURPOSE OF THE APPRAISAL

This appraisal provides our opinions of the following:

         1. Whether or not the Equipment is reasonably projected to have an economic useful life in excess of 134% of the Lease Term



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         2.       The fair market value in continued use of the Equipment as of the Lease Commencement Date

         3. The future fair market value in continued use (residual value in continued use) of the Equipment as of the Lease Termination Date, expressed in projected then-current dollars, assuming the Equipment has been maintained and returned according to the provisions of the lease agreement

         4. Whether or not at the end of the Lease Term the Equipment will constitute "limited-use" property within the meaning of such term as defined in Revenue Procedure 75-28, Section 4.09, and Revenue Procedure 76-30

We understand these opinions will be used in relation to a contemplated synthetic lease financing. This appraisal cannot be used for any other purpose.

TERMINOLOGY

This appraisal and the methodology employed are based on the following definitions:

         Economic useful life is defined as the estimated period of time over which it is anticipated an asset may be profitably used for the purpose for which it was intended. This time span may be limited by changing economic conditions, factors of obsolescence, or physical life.

         Fair market value is defined as the estimated amount at which the property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts.

         When fair market value is established on the premise of continued use, it is assumed the buyer and the seller would be contemplating retention of the property at its present location for continuation as part of the current operations. An estimate of fair market value arrived at on the premise of continued use does not represent the amount that might be realized from piecemeal disposition of the property in the open market or from an alternative use of the property. The premise of continued use is generally appropriate when

                  The property is fulfilling an economic demand for the service it provides or which it houses.



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                  The property has a significant remaining economic useful life expectancy.

                  Responsible ownership and competent management may be expected.

                  Diversion of the property to an alternative use would not be economically feasible or legally permitted.

                  Continuation of the existing use by present or similar users is practical.

                  Functional utility of the property for its present use is given due consideration.

                  Economic utility of the property is given due consideration.

         In our investigation, we appraised the designated property as part of an operating entity. Balance sheets, financial statistics, and operating results furnished to us were accepted without verification, were examined, and were assumed to properly represent business operations and conditions. Given the trends indicated, it was concluded that prospective profits were adequate to justify ownership and arm's-length exchange of the designated property between a willing buyer and a willing seller at the appraised fair market value. In the review, provisions were made for the value of property not included in the appraisal and for sufficient net working capital.

         Residual value in continued use is defined as the estimated fair market value in continued use as of a future date with consideration given to the effects of inflation or deflation as measured from the appraisal date; assuming the property is in good condition and will continue to be maintained in good operating condition with normal preventive maintenance; and assuming the market for used equipment of this nature at the future date will not reflect unusual conditions of supply and demand.

         Original cost is defined as the actual or normal cost of new property in accordance with market prices as of the date the property was first constructed and originally installed.

         Cost of replacement new is defined as the estimated amount required to replace the entire property at one time with a modern new unit using the most current technology and construction materials that will duplicate the production capacity and utility of an existing unit at current market prices for



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         materials, labor, and manufactured equipment; contractors' overhead and profit; and fees; but without provision for overtime, bonuses for labor, or premiums for material or equipment.

         Depreciation is defined as the loss in value from any cause in comparison with a new item of property of like kind, resulting from physical deterioration, functional obsolescence, and economic obsolescence.

                  Physical deterioration is defined as a form of depreciation that is the loss in value resulting from wear and tear in operation and exposure to the elements.

                  Functional obsolescence is defined as a form of depreciation resulting in a loss in value caused by conditions within the property such as changes in design, materials, or process and resulting in inadequacy, overcapacity, excess construction, lack of utility, or excess operating costs.

                  External obsolescence is defined as a form of depreciation, or an incurable loss in value, caused by unfavorable conditions external to the property such as the local economy, economics of the industry, availability of financing, encroachment of objectionable enterprises, loss of material and labor sources, lack of efficient transportation, shifting of business centers, passage of new legislation, and changes in ordinances.


EQUIPMENT DESCRIPTION

The Equipment consists of 2,412 natural gas compressors, with horsepower ("hp") ratings ranging from 10 hp to 3,400 hp, with an average of 274 hp. A detailed listing of the Equipment was supplied by Universal and is included as part of Exhibit C of this report.

The Equipment is currently in service within the fleets of Universal and Weatherford Global Compression Services L.P. ("WGC"); installed along natural gas pipelines, as well as wellhead locations, located throughout various states; or located at one of Universal's or WGC's facilities, ready to be installed. This type of equipment serves to increase the pressure of the natural gas to move the product farther along the pipeline to distribution points for customer use.



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Our investigation dealt specifically with natural gas compressor equipment.
Excluded from the investigation were all other assets.

INDUSTRY ANALYSIS

INTRODUCTION - Natural gas is a colorless, odorless fuel composed almost entirely of methane and ethane. It burns cleaner than many other fossil fuels and is one of the most popular forms of energy today. It is produced by drilling into the earth's crust to release pockets of organic gas. The gas is brought to the surface and is refined to remove impurities such as water, other gases, and sand.

Compared to other energy resources, gas transportation is very efficient. Natural gas delivery to an end user is more than 90% efficient. Because of this, natural gas is becoming the fuel of choice in many economic segments, and demand continues to rise steadily.

Clean-burning gas has grown in popularity with legislators as a way to cope with environmental issues, as evidenced by the passage of the National Energy Policy Act of 1992 and the Clean Air Act Amendments of 1990. Increasingly, natural gas also is being used in combination with other fuels to improve their environmental performance and to decrease pollution.

Natural gas is used in a variety of different ways in homes, businesses, electric plants, industrial factories, and cars. According to industry publications, the major U.S. markets in terms of volume for natural gas are residential applications (23%); commercial applications (15%); industrial applications (40%); and electricity generation (14%). Other uses, including vehicle power, account for the remaining 8%.

DEREGULATION - Deregulation has had, and will continue to have, a major effect on the natural gas industry. The Natural Gas Act, passed in 1938, gave the Federal Power Commission (now known as the Federal Energy Regulatory Commission, or "FERC") jurisdiction over companies engaged in interstate sale or transportation of natural gas. Prior to 1978, the industry's structure was relatively simple. Gas producers searched for and produced natural gas. They sold gas to pipeline companies, which transported the gas across the country and sold it to gas utilities or local distribution companies ("LDCs"). These companies then sold the gas to end users. The price for which the producers could sell their



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gas to interstate pipelines was regulated by the federal government, as was the price for which the interstate pipelines could sell their gas to LDCs.

The first step toward making the industry more competitive was the deregulation of natural gas production, or wellhead gas prices, by the passage of the Natural Gas Policy Act of 1978. A competitive wellhead market began to develop in the early 1980s, including a natural gas spot market. However, interstate pipeline companies continued to act primarily as wholesalers, buying gas from producers at the wellhead and selling it to LDCs. This policy soon came under pressure because many LDCs, after arranging low-cost gas purchases directly from gas producers in the spot market, subsequently found that interstate pipelines denied them capacity for transporting their independently procured gas.

In 1986, the FERC addressed these problems through the issuance of Order 436, which provided for an open-access gas transportation program. Despite open access, the pipeline companies retained a competitive advantage over producers through the late 1980s and early 1990s because they could combine transportation, storage, and other services, and thus provide more reliable overall service.

In April 1992, the FERO issued Order 636 to complete the transition to a competitive natural gas environment. Order 636 mandated that pipeline companies "unbundle" their services, so that gas sales, transportation, and storage must be offered and priced separately to end users. FERC also split off pipelines' merchant function. Pipelines could no longer directly sell natural gas to LDCs and other consumers. Beginning with the 1993/1994 heating season, the LDCs assumed responsibility for negotiating their own gas supply arrangements with producers and marketers.

In response to deregulation, the gas market changed dramatically from 1988 through 1999 as a result of both economic and federal initiatives. During this period, gas production increased by 10%, whereas real wellhead prices fell by 11%. Prices to consumers also dropped, as customers benefitted from declining wellhead prices and lower transmission costs.

The deregulation of the industry has led to the development and rapid growth of a type of business that did not exist a few years ago - the independent natural gas marketer. Gas marketers serve as intermediaries between gas buyers and all other segments of the industry.



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They gather and aggregate gas supply, power generation, and market pipeline capacity, and provide energy services to distributors and retail customers.

PRICES AND DEMAND - A major indicator for the natural gas industry is the price level. Price level provides valuable information about current and future level activity in the industry. Specifically, economic growth, weather conditions and temperature, and competition from other fuels are factors contributing to the natural gas price level.

In recent years, natural gas prices have been volatile. In 1999, the average natural gas wellhead price was approximately $2.07 per thousand cubic feet, 7% higher than in 1998, but 11% lower than 1997. The 1999 monthly wellhead price ranged from a low of $1.70 per thousand cubic feet in March to a high of $2.44 in November. This rise in prices in late 1999 can be attributed to the varying amounts of working gas. In January and February 1999, working gas was estimated to be 22% to 26% higher than in 1998, by July this amount was only 2% greater than in July 1998, and by December, it was 8% less than in December 1998. With less working gas to supply the demand, the prices increased.

In the future, several foreseeable factors of demand will have a direct effect on price levels. First, a new contracting structure has evolved for the purchase of natural gas and ancillary services. Historically, natural gas was purchased under contracts of 20 years or more, but under deregulation, "long-term" contracts may have a term of one year. Another trend that will affect natural gas consumption is that New England will have significantly greater access to natural gas. The Sable Island project in the northern Atlantic, which was completed in late 1999, has expanded the potential for growth in the northeastern U.S. market. The largest contributing factor is environmental concerns that have led to proposals that may make the consumption of natural gas more attractive.

Addressing these environmental concerns, the leading industrialized nations have proposed to limit carbon emissions worldwide. An organized consortium called the Kyoto Protocol directly addresses the carbon emission issue. Natural gas has been deemed the potential fuel to meet these environmental goals. An estimated
19.5 trillion cubic feet of gas was consumed in 1999, a 2% increase over 1998. It is expected that natural gas consumption will reach somewhere between 28.58 trillion cubic feet and 36.09 trillion cubic feet by 2020, depending



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on which forecast source is referenced; the lower figure from Standard & Poor's
DRI, and the higher from Annual Energy Outlook 2001.

Also related to environmental concerns in the United States is future generation of electricity. The generation of electricity by coal and fuel oil has come under pressure lately due to excessive carbon emissions. The use of gas turbines that consume natural gas is considered the electricity generation of choice in the future due to lower capital costs, shorter construction lead times, higher efficiencies in the combined cycle configuration, and the ability to easily place these turbines in strategic locations. Therefore, the predicted growth in natural gas demand is directly attributable to its expected use for electricity generation.

DOMESTIC PRODUCTION - In the United States, natural gas production occurs chiefly onshore, but offshore production has been increasing gradually. The two areas that produce the majority of domestic natural gas are Texas and the Gulf of Mexico. Although deepwater drilling has greatly increased in the gulf, Texas has more reserves by means of extensions at already discovered reservoirs.

Increases in U.S. natural gas production have not kept pace with increases in demand in recent years, leading to increases of imports, chiefly from Canada. While U.S. production experienced only moderate growth between 1986 and 1999, Canada more than doubled its production of natural gas. The anticipated continued growth in Canadian production, when coupled with the extensive and growing Canadian gas pipeline system, indicates that the United States expects to be increasing imports as demand increases. The trans-Canada pipeline was expanded in late 1999, and the new Alliance pipeline to the U.S. Midwest, completed in 2000, is expected to facilitate this increase of Canadian imports.

FORECAST - Demand for, production of, and prices for natural gas are all forecasted to increase through 2020. Demand has increased at an average of just under 2% per year for the past decade, and this growth rate is expected to continue until 2020. Prices have reflected a similar percentage of growth over the same period, and this growth is forecasted to continue until 2020.

Domestic offshore production of natural gas is expected to increase from 35.4% of total U.S. production in 1998 to approximately 40.7% by 2020. The innovative use of cost-saving



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technology and the expected midterm continuation of recent huge finds, particularly in the deep waters of the Gulf of Mexico, help to support this projection. Although Alaskan production levels are expected to contribute to this increase, Alaskan natural gas likely will not be transported to the lower 48 states because the forecasted prices do not support the required transport system.

A significant factor in the growth of the natural gas compression equipment industry is the increased consumption of natural gas. In the United States, natural gas is the second leading fuel in terms of total consumption and is the fuel of choice for power generation and industrial use. As of December 31, 2000, domestic natural gas field compression equipment totaled approximately 16.3 million horsepower. The compression rental industry has experienced rapid growth, increasing an estimated 16% annually, in terms of horsepower, and this industry is expected to grow due to several factors, including increased natural gas consumption, aging natural gas fields which will require additional compression to continue static production levels, and increases in outsourcing by companies with compression needs in order to reduce operating costs and to improve production and efficiency.

SUMMARY - Based on the growth rates of demand over the past decade, and the forecasted continued growth in demand, production levels must be increased to lessen reliance on imported natural gas. As demand and production grow, prices are also anticipated to grow in proportion. With increases in production forecasted, the need for natural gas compressors also will increase, thereby indicating a strong market in the mid- to long-range forecast.

COMPANY PROFILE

Universal has been in the compressor services business for over 45 years and recently has expanded its presence into key international markets, including Australia, Argentina, Colombia, Venezuela, and Mexico. Universal offers turnkey installations, purchase/leaseback services, full 24-hour operations and maintenance services with a proven track record of consistently high on-line production time, and a strong safety record. As a complement to its rental operations, Universal designs and fabricates compression packages for its own fleet as well as its global customer base.

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Following the acquisition of WGC, Universal is the second largest supplier of natural gas compressor packages, in terms of horsepower, behind only Hanover Compression. Universal is an important player in this highly competitive industry.

Primarily, Universal combines complete compressor units from manufacturers such as Ariel and Gemini on a steel skid with natural gas-fired drivers (engines) from manufacturers such as Caterpillar and Waukesha, and then adds aftercoolers, which are required to maintain a working temperature for the compressed gas. Universal also has a large number of Ajax integral design compressor systems. With an Ajax system, the compressor and engine share a common frame and crankshaft and the engine is two-cycle with fuel injection; this design is unique among field gas compressors and has been around for over 50 years.

All units are tested prior to placement in the field. Universal maintains a high degree of quality control through an in-house assembly, maintenance, and testing process. When compressor systems are added to the Universal fleet through acquisition of other companies' fleets, these acquired systems are subjected to Universal's rigorous maintenance process.

ECONOMIC USEFUL LIFE

The standard method for estimating the economic useful life of a property is to determine the total expected life (new) of the property on a component-by-component basis and then adjust the estimate for anticipated or actual physical, functional, and external depreciation. For new property, depreciation is not taken into consideration since the components are new, employ state-of-the-art technology, and have not been used in production. Consideration must also be given to the maintenance and repair policies of a potential user. Factoring these considerations into the analysis will help to determine the physical useful life of the Equipment.

In establishing the economic useful life of the Equipment, we identified the Equipment by its asset class. Because different types of equipment experience different amounts of physical, functional, and external depreciation, the Equipment must be categorized by asset life and type. Then, each component can be analyzed by the way it will be utilized and the environment in which it functions.

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The first part of the investigation and valuation analysis was accomplished through discussions with Universal representatives regarding preventive maintenance, anticipated utilization rates, and general quality of the manufacturer of the Equipment.

The second step in the economic useful life analysis was to determine expected lives for the components. This was possible after analyzing the information gathered through conversations with Universal representatives. As part of our analysis, we researched the market for assets of this type, reviewed past analyses, and held discussions with dealers of this type of equipment.

By correlating all of this information and data, we were able to estimate the economic useful lives for the various components. We confirmed these estimates through conversations with the original manufacturer or manufacturers of similar equipment.

Therefore, based on the above information and analyses, it is our opinion that the economic useful life of each item of Equipment, under normal operating conditions, is at least 20 to 25 years. The extensive predictive/preventive maintenance policies employed by Universal and WGC greatly increase the economic useful life, such that a properly maintained unit is expected to have a useful life of 40 years or more. The average age of the Equipment is approximately 9.75 years. Using an average life of 22.5 years, without taking into account Universal's and WGC's extensive predictive/preventive maintenance policy, the average remaining life of the Equipment is 12.8 years, which is greater than 134% of the Lease Term, or 9.38 years. Taking into account the predictive/preventive maintenance policy, the remaining economic useful life would be in excess 20 years, which is sufficiently greater than 134% of the Lease Term.

VALUATION PROCEDURES

In any appraisal, consideration must be given to the three approaches to value. These are the income approach, the market approach, and the cost approach. These approaches are outlined as follows:

     THE INCOME APPROACH

     The income approach establishes the value of the property on the basis of capitalization of the net earnings or cash flow. The income approach is typically used in the valuation of assets which produce, or are capable of

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     producing, an identifiable stream of income or cost savings that can be uniquely quantified.

     THE MARKET APPROACH

     The market approach establishes value through analysis of recent sales OF comparable property. An analysis is made of the differences between the properties and the subject, and the sale prices are correspondingly adjusted to arrive at indications of the subject's value. The market approach is commonly employed in the appraisal of machinery and equipment and other replaceable property for which there is a known and active used market.

     A variant of the direct market comparable approach is the use of market relationships. Recent market prices for property in an asset classification are determined with respect to age and are compared with a benchmark price, such as the cost of reproduction new (a "market:cents-on-the-dollar" relationship). The ratio is applied to similar assets in the classification when the secondary market for the subject Equipment is too sparse to exhibit appropriate comparables.

     THE COST APPROACH

     The foundation of the cost approach is the proposition that an informed purchaser would pay no more for a property than the cost of producing a substitute property with the same utility. When the approach is applied, property facts are assembled in an appraisal inventory, and data regarding costs and price-governing factors are gathered. The accumulated data are then employed to develop the cost of reproduction new or the cost of replacement of the subject property.

     From the cost to reproduce the property as if new, an amount is deducted for accrued depreciation or physical deterioration, plus any functional and economic obsolescence that might exist. If the cost of replacement has been determined, no penalty for functional obsolescence is applied, since this cost represents that of a state-of-the-art property. The cost approach ordinarily supplies the most reliable indication of the fair market value of special structures, systems, and special machinery and equipment.

The nature of the assets to be appraised, as well as the premise of value and purpose for which the value conclusions are developed, bears heavily on which approaches to value are appropriate.

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All three approaches to value were considered. Since this appraisal is under the premise of continued use, we used the cost and income approaches to value. While individual assets of similar type are indeed marketed, the available data are not sufficient to support a market approach to value.

FAIR MARKET VALUE IN CONTINUED USE

COST APPROACH - The cost approach generally provides a meaningful indication of the value of special systems and special machinery and equipment. The cost approach involves inflating the original cost by an established factor based on the nature of the assets, and then reducing the inflated amount by representative amounts based on age, usage, and any technological and external issues. This method is common and accepted as the best means of determining the fair market value in continued use of an asset.

In this instance, the original cost of the Equipment was not available. To determine the fair market value in continued use of the Equipment as of the Lease Commencement Date, we first determined the current cost of replacement new of each item of the Equipment, with the assistance of representatives from Universal. This current cost of replacement new represents what a similar compressor system would cost if sold to a customer and installed in the field. Once this current cost of replacement new was determined, we reduced the cost of replacement new by applying a factor representative of physical depreciation. Since all causes of obsolescence were accounted for in determination of the economic useful life of the Equipment, the depreciation factor is based on an effective age-life calculation method over the expected remaining economic useful life of the individual pieces of the Equipment.

We discussed Universal's and WGC's predictive/preventive maintenance policies with representatives from Universal and WGC and have determined that, to remain competitive in the industry, the Equipment must be maintained in new to like-new condition. Since these compressors are designed to run 24 hours per day, seven days per week, the units must be continuously maintained. This predictive/preventive maintenance keeps the units in top working condition. Based on the frequency and type of maintenance performed, the effective age of even the oldest units in the fleet has been determined to be between five and six years. If a compressor has been in operation for this amount of time, it would be scheduled for a complete overhaul, which would effectively reduce the age of the unit to near zero, reflecting like-new condition.

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Based on our analyses and the discussion above, it is our opinion that, as of the Lease Commencement Date, the total fair market value in continued use of the Equipment, as determined through the cost approach, is reasonably represented by the amount of $423,539,000.

INCOME APPROACH - The income approach to value recognizes the economic benefits inherent in the ownership rights of the subject asset, when used in the production of income. While this approach may result in somewhat different conclusions than other approaches to value, it can be a very reliable indicator, as most business decisions are based on economic influences. This section of our report describes the methodology, inputs, and assumptions used in that analysis.

DISCOUNTED CASH FLOW METHODOLOGY - We utilized a common financial technique known as the discounted cash flow method to determine the income approach indication of value. This technique relies on projections of income, expenses, and other receipts and expenditures reasonably anticipated over the life of the subject assets. These figures become the basis for projected net cash flow, the amount of cash that the providers of capital might receive or disburse, after tax, through the highest and best business use of the assets. Projections are made on a debt-free basis, that is, without consideration of interest costs that may be incurred. The reason for this perspective is that the resulting invested capital net cash flow is the return available to all equity sources, including creditors and owners.

Finally, the projected invested capital net cash flow is converted from future amounts into present amounts, through a process known as discounting. Discounting reflects the time value of money in any investment situation. Generally, investors prefer to have cash now versus some time in the future. Since the nature of most investments includes waiting for future receipts of cash, investors expect to earn a return on their investment, much like interest paid by a bank to savings account holders. Discounting incorporates a fair return for all equity holders of the subject assets, and reduces the value of anticipated future cash flows which typical investors would expect.

Generally, the rate of return utilized in the discounting process accounts for various risks inherent in the subject assets, as well as foregone returns available from less risky investment
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alternatives, such as U.S. Treasury Bonds. A more complete discussion of the discount rate used for this analysis is provided on the weighted average cost of capital section.

Once discounted to present value, the projected invested capital net cash flows are summed to determine the aggregate cash return expected for the subject asset, in terms of present value. This sum of present values of projected invested capital net cash flows represents the economic benefit, or return, from the asset, in current terms. This amount is also the maximum amount that a prudent investor would be willing to pay for the asset. Hence, this sum represents an indication of fair market value.

ASSUMPTIONS - In our application of the discounted cash flow methodology, we made certain assumptions that result in the projected cash flows. The specific assumptions used, and how they affect the analysis, are discussed in the following sections.

REVENUE - The subject natural gas compressors include a wide variety of horsepower ratings, which have been classified into categories established by Universal. When available, data provided by Universal that were specifically related to the type of units included were utilized. In other cases, as well as in our analysis of the Equipment, we utilized assumptions about the units that represent typical or average data.

Following is a summary of certain data provided by Universal, based on actual results:

                                                                         Recent
                                                           Average     Operating
                                         Average Rent        Age         Margin
  Horsepower              Units           ($/Month)        (Years)        (%)
-----------------         -----          ------------      -------    ------------
0 to 99                   2,893                             13.20
100 to 299                2,577                             14.46
300 to 600                  798                             10.88
601 to 999                  283                              7.92
1,000 and Greater           337                              4.18
=================         =====          ==========         =====     =============
Composite                 6,888                             12.75     Not Provided
=================         =====          ==========         =====     =============

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AMERICAN APPRAISAL ASSOCIATES                                            PAGE 17

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The number of units and average rent per month were utilized as the basis for projecting revenues that could be derived from the Equipment. Number of units times rent per month times 12 months equals the maximum annual rent available for each group of units. Since units are not necessarily utilized every day, rents may not be due for every day of the year. According to information provided by Universal, average overall utilization for the most recent five
years was      %; for the most recent fiscal year, 2000, was      %; and at the
date of this valuation was approximately      %. Considering these various
indications, we projected long-term overall utilization at   %. We assumed that,
as each group of units ages to the end of its physical life, utilization would
decline to   % over the last five years of physical life due to increased maintenance and repair, as well as some retirements from the group. Finally, at the end of the physical life (reflecting the average age of the group), the utilization is adjusted to zero, as the remaining units in the group are presumed to be retired or replaced.

We also made an assumption regarding the rents per month that may be charged in the future. According to published Producer Price Index information, average historical inflation in the transportation industry has been approximately 2.0%. The recent experience of Universal reflects both increases and declines, due at least in part to the acquisition of assets leased at below-market rents and Universal's efforts to put idle units into service. Based on this information, we projected growth in the rate per diem at 2.0% throughout. We believe this accounts for recent historical patterns of growth in per diem rents, as well as typical core inflation.

The projections of revenue included in our analysis reflect the average annualized utilization percentages, rounded, then multiplied by the rent per month available for each group of units.

EXPENSES - Based on our analysis of historical information provided by Universal, we determined the expense characteristics of the entire portfolio of compressors owned by BRL and leased to Universal. We applied the general expense characteristics of Universal's overall experience to determine the anticipated expenses of the Equipment. Universal has improved margins steadily and anticipates further improvements. For this reason, operating expenses were projected at the most recent indicated results, rounded. We believe that the recent observations provide a reasonable basis for the projections because the historical data show substantial improvements in recent years.

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 18

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Operating expenses were estimated as follows:


                             Horsepower          Operating Expenses
                             ----------          ------------------
                                                   (% of Revenue)
                             0   to  99
                             100 to 299
                             300 to 600
                             601 to 999
                             1,000 and Greater

While depreciation is not a cash expenditure, the deduction of depreciation in calculating taxable income results in a tax savings. Therefore, we deducted depreciation of the Equipment value as well as any capital expenditures before considering the income tax which must be paid, then added the amount back, since no cash was expended. Depreciation of the chassis was determined under the statutory provisions of the Internal Revenue Code. We utilized the standardized percentages of the Modified Accelerated Cost Recovery System for an asset with a seven-year recapture period. We selected this depreciation category from descriptions of asset classes provided by the Internal Revenue Service.

Income tax was then deducted from the income in determining cash flows. We considered the marginal rate of tax to be appropriate since a hypothetical investor would incur this level of tax due to the incremental income, regardless of the investor's actual tax situation. In the event that an investor pays less tax than this rate, the tax savings of other items would clearly be offset by the tax due on the income of the portfolio. Therefore, our analysis assumes income tax payments at the rate of 40% of taxable income. This rate reflects the marginal tax rate for federal income tax and an allowance to provide for the average rate of state income taxes.

WORKING CAPITAL - Most businesses require a small amount of liquid assets (primarily cash and equivalents) in order to meet day-to-day obligations of operating the business. To reflect the need to sustain this necessary resource, we have assumed that a hypothetical buyer of the Equipment would retain three months' operating costs, basically allowing a 90-day lapse between payment of expenses and receipt of customer payments.

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CAPITAL EXPENDITURES - Capital expenditures are also a deduction from cash flow.
These costs represent nondepreciable cash expenditures required to maintain and improve the subject property. While depreciation of these costs is calculated in prospective periods, resulting in a tax savings, the initial cash outlay is nondeductible for tax purposes. However, the cash outlay is a reduction in the cash available to provide investor returns. The information available from Universal with respect to capital expenditures is rather limited. The only provided datum reflects the total cost of capital improvements to the subject units to be about $1 million per month. We have assumed that the amount of capital expenditures would increase at the rate of 2.50% per year. Then, we assigned a ratable portion of these projected capital expenditures to each unit based on replacement cost new.

SALVAGE VALUE - We have assumed that the salvage value of the compressor units at retirement (after deinstallation costs) is negligible and, accordingly, have assigned zero salvage value in our projections.

DEBT-FREE NET CASH FLOW - Using the above assumptions, we projected the expected debt-free net cash flow of the subject Equipment. Debt-free net cash flow was defined as revenue, less expenses, taxes, capital expenditures, and working capital requirements, plus depreciation add-back. The next step in the discounted cash flow method is to determine a discount rate for application to the projected net cash flows.

WEIGHTED AVERAGE COST OF CAPITAL - The discount rate applied to the debt-free net cash flow mathematically expresses perceived risk. Perceived risk represents the uncertainty related to achievement of the forecasted earnings levels.

In examining an investment situation, an investor would weigh the perceived levels of business and financial risk against the return expected from the investment. The discount rate utilized in this analysis is the weighted average cost of capital ("WACC") for companies in Standard Industrial Classification ("SIC") Code 138, Oil and Gas Field Services. It is the rate of return required to compensate an investor for undertaking an investment in the Equipment.

The equation for the WACC is as follows:

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 20

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                        WACC = [K(d)x%Dx(l-T)]+(K(e)x%E)

          where
              K(d)     =      Cost of debt capital
              %D       =      Proportion of debt capital to total capital
              T        =      Marginal tax rate
              K(e)     =      Cost of equity capital
              %E       =      Proportion of equity capital to total capital

The rate of return on debt capital (K(d)) is the current rate that an investor would pay for long-term debt capital to finance the business. We considered several indicators of the cost of debt. First, we considered published rates for typical debt in the market. As of January 26, 2001, the following rates were reported by the Federal Reserve Board: prime rate, 9.0%; Moody's AAA, 7.21%; and Moody's BAA, 7.95%. Since these rates represent current market rates on publicly issued debt, they provide useful indicators of the rate that might be required for any public issuances. A rate equal to the prime rate at or near the Lease Commencement Date (9.0%) was considered appropriate for the Equipment.

The proportion of debt capital to total capital (%D) is the target degree of leverage for the firm. It represents the optimal long-term capital structure of the industry and was determined to be 60% debt and 40% equity based on an analysis of the capital structures for 28 public companies in SIC Code 138, as published in Ibbotson Associates' Cost of Capital Quarterly (September 2000), as well as the actual capital structure of the subject transaction.

The marginal tax rate (T) reflects the interest tax shield on debt and was estimated at a blended rate of 40.0%.

The rate of return on equity capital (K(e)) is a function of the systematic and unsystematic risks of a particular security or business asset. Systematic risk is risk associated with stocks in general and cannot be eliminated in a diversified portfolio. It is considered to reflect the risks of the economy as a whole. The components of systematic risk include a risk-free rate of return plus a risk premium for holding common stock versus risk-free government bonds. Unsystematic risk, or specific risk, is associated with a particular security or business asset and can be eliminated in a diversified portfolio. It is considered to reflect risk unique to the business or asset.

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 21

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The cost of equity is estimated using the capital asset pricing model ("CAPM"), modified to account for specific risk. The CAPM is a well-known financial model that evaluates the risk of a particular security relative to the systematic risk of a market portfolio of stocks. A basic assumption underlying the CAPM is that investors are not compensated for undertaking unsystematic risk, which is diversifiable, but are only compensated for undertaking systematic risk.

While diversification is readily possible for stock investors, it is generally not feasible for corporations and investors in private businesses. As a result, unsystematic risk constitutes an important part of buyers' perception of risk and their required rate of return. To account for unsystematic risk, an additional risk premium is added to the CAPM-derived cost of equity.


The CAPM equation, modified to account for unsystematic risks, is as follows:

                          K(e) = R(f)+(B X R(p))+R(u)

                 where
                   K(e)   =     Cost of equity capital
                   R(f)   =     Risk-free rate of return
                   B      =     Beta
                   R(p)   =     Common stock risk premium
                   R(u)   =     Unsystematic or additional risk premium

In the CAPM, the risk-free rate of return (R(f)) is considered to be the yield to maturity of long-term (20-year) government bonds, which currently are yielding 5.75%.

Beta (B) is a statistical measure that evaluates the risk of a particular security relative to the systematic risk of a market portfolio of stocks. The beta of a stock is computed by regressing the returns from that stock in excess of the risk-free rate with the returns for a market portfolio of stocks in excess of the risk-free rate. An appropriate beta for a business can be derived from analysis of publicly traded companies engaged in similar lines of business. Ibbotson Associates' Cost of Capital Quarterly reported the median beta for the 28 companies in SIC Code 138 at 0.79. Based on the perceived risk, a beta of
0.79 was selected, which means that the Equipment would have a somewhat lower risk than the market in general, which has a defined beta of 1.00. This lower risk, relative to the market, is justified

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 22

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by the demand inelasticity for the final product to which the units are related, i.e., natural gas. Demand inelasticity is manifested in relatively sharp price changes with little inverse change in the quantity demanded, as presently demonstrated in the industry.

The risk premium (R(p)) is the return on the market in excess of the risk-free rate (R(f)). The risk premium is based on the average premium over the risk-free rate that investors in common stocks have earned since 1926. Ibbotson Associates (Stocks, Bonds, Bills, and Inflation - 2000 Yearbook) reported the current risk premium at 8.10%.

The unsystematic or additional risk premium (R(u)) may be necessary to reflect size, diversification, depth of management, lack of a public market, aggressiveness of forecast, or a variety of factors that may make the company more or less risky than the comparable companies. Ibbotson Associates investigated the relationship between company size and average annual returns from 1926 to the present. The results of this study are presented in the following table:

                         Capitalization           Average          Annual         Return in Excess
                           Less Than           Capitalization     Return(2)            of CAPM
        Decile(1)         ($ Millions)          ($ Millions)         (%)                (%)
     ---------------     --------------        --------------     ---------       -----------------

1st (Largest)              369,722                40,523            12.1               (0.35)
2nd                         10,499                 6,127            13.6               (0.02)
3rd                          4,222                 2,690            13.9               (0.05)
4th                          2,204                 1,502            14.6                0.28
5th                          1,304                   946            15.3                0.76
6th                            872                   645            15.6                0.74
7th                            578                   424            15.4                0.64
8th                            382                   272            16.8                1.38
9th                            215                   144            17.6                1.61
10th(Smallest)                  98                    50            20.7                3.95

----------
(1) Based on New York Stock Exchange stocks
(2) Arithmetic mean since 1926

As shown in the above table, smaller companies have higher returns, indicating higher risk levels, than larger companies. Also, the study indicates that CAPM tends to progressively underestimate the returns of public companies as they get smaller.

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 23
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An investment in the Equipment would require an equity investment of approximately $500 million, which places the Equipment in the eighth decile. Since CAPM tends to underestimate the eighth decile's actual returns by 1.38%, this amount was included with our unsystematic risk premium to more accurately reflect the expected return to a hypothetical buyer. We also assumed that there would be additional risk characteristics due primarily to the instability of and recent spikes in energy costs, and that a prudent investor would require a significantly greater return in exchange for an investment in this industry. We have therefore assigned an additional risk premium of 5% to the calculation of cost of equity under CAPM.

Using the modified CAPM equation, the cost of equity is calculated as follows:

               Ke = 5.75% + (0.79 x 8.10%) + 1.38% + 5.0% = 18.529%

The WACC is thus computed as follows:

          WACC = [9.0% x 60% x (1 - 40.0%)] + (18.529% x 40%) = 10.652%

As such, a discount rate of 10.5% (rounded) was selected as appropriate and used to discount the expected debt-free net cash flow of the Equipment. Overall, this rate was judged to fairly reflect the risk associated with the successful achievement of the forecast in comparison with the risks related to the return on investment for comparable publicly traded companies that would be the most likely buyers of the Equipment.

SUMMARY - The projected debt-free net cash flows were discounted to present value to account for the return expectations of a prudent investor. The debt-free net cash flows are discounted to present value assuming they are received, on average, midway through the projection period.

Based on application of the income approach, the indicated fair market value under the premise of continued use of the Equipment as of the Lease Commencement Date is $458,275,000.

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 24
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Correlation - In determining our opinion of the fair market value in continued
use of the Equipment as of the Lease Commencement Date, we considered the indications of value produced by applying the cost approach and the income approach, as follows:

                         Cost Approach           $423,539,000

                         Income Approach         $458,275,000

These approaches to value have varying degrees of applicability depending on the situation. For example, the cost approach is relied upon primarily in situations in which the assets are new, or nearly new, and fully utilized for their designed intent. The income approach is predicated on projected operating results based on current and expected future market conditions. The income approach typically yields the upper value limit, or cash flow potential, of a property. For this appraisal, it is our opinion that the cost and income approaches should be weighted as follows:

                         Cost Approach              90%

                         Income Approach            10%

Accordingly, it is our opinion that the fair market value in continued use of the Equipment, as of the Lease Commencement Date, is reasonably represented by the amount of $427,012,500, say $427,000,000, distributed as shown in Exhibit C.

RESIDUAL VALUE IN CONTINUED USE

COST APPROACH - Residual value in continued use of the Equipment as of the Lease Termination Date has been estimated assuming a sale to an unrelated third-party owner/operator. To determine the residual value in continued use of the Equipment assuming an unrelated third party will operate the Equipment during the period following the Lease Term, we applied the same methodology used to develop the current fair market value in continued use. Since all causes of depreciation were taken into account for estimating the original economic useful life of the Equipment, residual value in continued use of the Equipment can be established based on its remaining economic useful life and effective age as of the Lease Termination Date.

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 25
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Universal's and WGC's maintenance policies call for continuous predictive/preventive maintenance. A comprehensive predictive/preventive maintenance procedure must be performed every 30 to 45 days for each high-speed compressor unit and every 60 days for each Ajax compressor unit in each service technician's territory. Further, each compressor is subject to additional predictive/preventive maintenance every six months. Also, compressor units of at least 500 hp currently undergo electronic analysis, measuring performance factors such as load, engine compression, tolerances, crankshaft blow-by, and others. This information is maintained in a computer database for each unit, along with the service technician's regularly scheduled maintenance notes. This information then is analyzed, and the extent and timing of an overhaul is determined. In the near future, Universal plans to add units of at least 300 hp to the group undergoing electronic testing.

With this extensive inspection and maintenance policy in place, major equipment failures are rare. If a service technician finds a potential problem during a routine maintenance procedure, the affected unit is either repaired immediately or scheduled for repair within a two-week period to prevent any interruption of service for Universal, WGC, or their customers. The predictive/preventive maintenance policy enhances the overall condition of each compressor unit as a whole, thereby reducing all aspects of depreciation and increasing the economic usefulness of the unit. With such a program in place, a Universal or WGC compressor unit is expected to have a significantly longer life than other typical compressors.

To determine the residual value in continued use in inflated dollars, the uninflated residual value in continued use as of the Lease Termination Date is multiplied by an inflation factor determined through researching historical trends for the various components of the Equipment.

The inflation analysis included researching inflation information concerning the general economy, the general machinery and equipment industry, and the petroleum and natural gas industry. Inflation rate information was obtained from published industry data such as the Producer Price Index, as well as through discussions with Universal representatives and other knowledgeable industry sources. The analysis also included researching historical inflation data for the above categories, comparing the inflation rates, and correlating the most appropriate rates to determine a suitable historical inflation rate to project future inflation. This analysis determined an average historical inflation rate over the past 5 years in excess

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 26
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of 1.50% per year, over the past 10 years of 1.75% per year, and over the past
15 years of 2.31% per year. Accordingly, an inflation factor of 2.0% was estimated and used to calculate the residual value of the Equipment.

Therefore, it is our opinion that the residual value in continued use of the Equipment at the Lease Termination Date, as calculated by the cost approach, taking into account inflation at an estimated rate of 2.0% per year, is reasonably represented by the amount of $422,718,700.

INCOME APPROACH - The income approach was also used to estimate the residual value in continued use of the Equipment at the Lease Termination Date. The methodology used is virtually identical to that described above for estimating fair market values in continued use at the Lease Commencement Date. However, we adjusted only the following items in the course of our analysis.

First, any cash flows projected to occur prior to the Lease Termination Date were discarded and do not influence the projected residual values. Next, depreciation and the tax benefits of depreciation were calculated as if a transfer of ownership occurs at the Lease Termination Date. Finally, present value factors were calculated, considering the Lease Termination Date as the date to which all cash flows are discounted.

The projected residual value in continued use of the Equipment indicated by the income approach, taking into account inflation at an estimated rate of 2.0% per year, is approximately $487,749,700 as of the Lease Termination Date.

CORRELATION - In determining our opinion of the residual value in continued use of the Equipment as of the Lease Termination Date, we considered the indications of value produced by applying the cost approach and the income approach, as follows:

                         Cost Approach                $422,718,700

                         Income Approach              $487,749,700

These approaches to value have varying degrees of applicability depending on the situation. For example, the cost approach is relied upon primarily in situations in which the assets are

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 27

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new, or nearly new, and fully utilized for their designed intent. The income approach is predicated on projected operating results based on current and expected future market conditions. The income approach typically yields the upper value limit, or cash flow potential, of a property. For this analysis, it is our opinion that the cost and income approaches should be weighted as follows:

                              Cost Approach                 90%

                              Income Approach               10%

Accordingly, it is our opinion that the residual value in continued use of the Equipment, as of the Lease Termination Date, is reasonably represented by the amount of $429,221,800, Say $429,200,000, or approximately 100.52% of the fair market value in continued use of the Equipment as of the Lease Commencement Date. This value is distributed as shown in Exhibit C.

LIMITED-USE PROPERTY

Revenue Procedure 75-28, Section 4.09, and Revenue Procedure 76-30 require that during and at the end of the Lease Term, the Equipment be useful to or usable in a commercially feasible manner by a third party unrelated to the lessee or lessor.

To demonstrate that this requirement can be fulfilled, the following questions are applicable as of the Lease Termination Date:

         1. Would the Equipment be capable of continued economical operation, assuming investment, repair, and maintenance at levels consistent with those generally used in the industry?

         2. Would the period of operation available to a potential purchaser be sufficient to permit normal economical operation of the Equipment and a return on investment consistent with prudent business practice?

         3. Will a market exist for the products provided by the Equipment such that the sale of the products will yield a reasonable economical return?

         4. Are any internal or external factors likely to cause operation of the Equipment to be uneconomical by a third party?

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 28
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The first question is answered positively by our economic useful life analysis, which shows that, at the end of the Lease Term, the Equipment will have a remaining economic useful life in excess of 134% of the Lease Term. The major assumption used in this analysis is that the Equipment will be operated, while under lease, subject to the terms of the lease.

The second question is answered positively by our economic useful life and residual value in continued use analyses.

The third question is best answered by the fact that the worldwide consumption of natural gas is expected to continue to grow, as discussed in the industry analysis. Also, Universal is continually expanding its fleet for the future through acquisition of smaller companies in the same field.

Relative to the fourth question, we are not aware of any current or pending legislation or other factors that would negatively limit the use of the Equipment.

A third party might wish to purchase used equipment rather than purchase new for several reasons. First and foremost, the Equipment is immediately available and capable of producing income during the lead time necessary to construct a new compressor. Second, it has been debugged and has predictable performance characteristics. Third, buying used is less expensive than buying new. The design of the Equipment represents the current state of the art, and any future technical advancements are expected to be minimal.

Based on the above analysis, it is our opinion that the Equipment will not be limited-use property as defined by the relevant Revenue Procedures and that a person other than the lessee or lessor could purchase or lease the Equipment and operate it in a commercially feasible manner.

SUMMARY OF CONCLUSIONS

Based on our investigation and analyses, and subject to the following assumptions and limiting conditions and general service conditions, our opinions are as follows:

         1. The economic useful life of the Equipment is estimated to be at least 20 to 25 years, which is greater than 134% of the Lease Term.

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 29
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         2.       The fair market value in continued use of the Equipment as of the Lease Commencement Date is reasonably represented by the amount of $427,012,500, say $427,000,000.

         3. The residual value in continued use of the Equipment as of the Lease Termination Date, taking into account the effects of inflation at the rate of 2.0% per year, is reasonably represented by the amount of $429,221,800, say $429,200,000, or approximately 100.52% of the fair market value in continued use of the Equipment as of the Lease Commencement Date.

         4. At the end of the Lease Term, the Equipment will not be limited-use property as that term is defined in the relevant Revenue Procedures.

ASSUMPTIONS AND LIMITING CONDITIONS

No responsibility is assumed for matters legal in nature. No investigation has been made of the title to or any liabilities against the property appraised. In the appraisal it is presumed, unless otherwise noted, that the owner's claim is valid, the property rights are good and marketable, and there are no encumbrances which cannot be cleared through normal processes.

American Appraisal Associates, Inc., did not conduct a physical inspection of the property appraised. We have made the assumption that the Equipment will be maintained in good operating condition, with normal preventive maintenance performed, and that the Equipment is currently in use and in normal working condition.

Even with proper preventive maintenance, including lubrication, cleaning, and replacement of component parts as required by the original equipment manufacturer, equipment will eventually show signs of wear requiring possible service ranging from a minor reconditioning to a major refurbishing. The duration between these periods of downtime is a function of maintenance, working conditions, operator diligence and surveillance, and overall equipment design. We have assumed the property will be in normal working condition at the end of the Lease Term.

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 30
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Our opinions of economic life and residual value in continued use are based on expectations of events that cannot be predicted with certainty and for which we assume no responsibility. We have assumed the market for used equipment of this nature at the end of the Lease Term will not demonstrate unusual conditions of supply and demand.

To the best of our knowledge, all data set forth in this report are true and accurate. Although gathered from reliable sources, no guarantee is made nor liability assumed for the accuracy of any data, opinions, or estimates identified as being furnished by others which have been used in formulating this analysis and opinion.

No environmental impact study has been ordered or made. Full compliance with applicable federal, state, and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed all required licenses, consents, or other legislative or administrative authority from any local, state, or national government or private entity organization either have been or can be obtained or renewed for any use which the report covers.

The value or values presented in this report are based upon the premises outlined herein and are valid only for the purpose or purposes stated.

Testimony or attendance in court or at any other hearing is not required by reason of this appraisal unless arrangements are previously made within a reasonable time in advance thereof.

American Appraisal Associates, Inc., has acted as an independent third party and, as such, shall not be considered an advocate for either party named as a client in this report should any dispute arise between such co-clients.

Possession of this report or any copy thereof does not carry with it the right of publication. No portion of this report (especially any conclusion to use, the identity of the appraiser or the firm with which he/she is connected, or any reference to the American Society of Appraisers or the designations awarded by this organization) shall be disseminated to the public through prospectus, advertising, public relations, news, or any other means of communication without the written consent and approval of American Appraisal Associates, Inc.



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GENERAL SERVICE CONDITIONS

The services provided by American Appraisal Associates, Inc., have been performed in accordance with professional appraisal standards. Our compensation was not contingent in any way upon our conclusions of value. We assumed, without independent verification, the accuracy of all data provided to us. We have acted as an independent contractor and reserved the right to use subcontractors. All files, work papers, or documents developed by us during the course of the engagement are our property. We will retain this data for at least five years.

Our report is to be used only for the specific purposes stated herein and any other use is invalid. No reliance may be made by any third party without our prior written consent. You may show our report in its entirety to those third parties who need to review the information contained herein. No one should rely on our report as a substitute for their own due diligence. No reference to our name or our report, in whole or in part, in any document you prepare and/or distribute to third parties may be made without our prior written consent.

You agree to indemnify and hold us harmless against and from any and all losses, claims, actions, damages, expenses, or liabilities, including reasonable attorneys' fees, to which we may become subject in connection with this engagement. You will not be liable for our negligence. You agree that in the event American Appraisal Associates, Inc., is judicially determined to have acted negligently in the execution of this engagement by a final unappealable court order, damages shall be limited to an amount not to exceed the fee received by American Appraisal Associates, Inc., for this assignment. Your obligation for indemnification and reimbursement shall extend to any controlling person of American Appraisal Associates, Inc., including any director, officer, employee, subcontractor, affiliate, or agent.

We reserve the right to include your company/firm name in our client list, but we will maintain the confidentiality of all conversations, documents provided to us, and the contents of our reports, subject to legal or administrative process or proceedings. These conditions can only be modified by written documents executed by both parties.

AMERICAN APPRAISAL ASSOCIATES                                            PAGE 32
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American Appraisal Associates, Inc., is an equal opportunity employer.


                                        Respectfully submitted,

                                        AMERICAN APPRAISAL ASSOCIATES, INC.

                                        /s/ KEITH J. MOSER

February 9, 2001                        Keith J. Moser

045370                                  Managing Principal, Structured Finance
                                        Group

Investigation and Report by
Leo J. Dorsey, ASA
Randall C. Cook